Exhibit 10.15
January 22, 2007
Mr. Thomas J. Hannon
[Address]
Dear Tom:
It is our great pleasure to offer you the position of Chief Financial Officer (CFO) of Alma Lasers Ltd., (the “Company”).

Job Title:	Your title will be Chief Financial Officer (CFO) and you will report to me as CEO.

Start Date:	Your start date will be as soon as possible but no later than January 26, 2007.

Salary:	Your initial monthly salary will be $20,833, which is equivalent to a base salary of $250,000 per annum. Your total compensation will be reviewed at least annually by the Compensation Committee of the Board of Directors. All payments made in connection with your employment will be subject to applicable withholding taxes required by law.

Annual Bonus:	In addition to your base salary and to the extent such funds are available, you will be eligible to receive a yearly cash performance bonus targeted at 30% of your base salary to be earned upon achievement of certain Company milestones which are to be agreed upon in advance. The milestones shall be determined on or before March 31 of each calendar year. The yearly cash performance bonus may be less than the targeted 30% of your base salary depending upon actual performance related to the agreed milestones. Bonus payout for overachievement will be at the discretion of the Board of Directors. The yearly cash performance bonus shall be paid to you at such time as bonuses are normally paid to senior executives of the Company.

Stock Option:	At the next meeting of the Board of Directors, you will be granted a stock option to purchase 4,440,142 shares of the Company’s common stock in accordance with the Company’s Share Option Plan (the “Plan”), which represents .667% of the shares of the Company including all outstanding shares, warrants, share options and unallocated options as of the effective date of this letter. The option price will reflect the fair market value of the stock on the date of grant as determined by the Board of Directors, currently anticipated to be $0.21 per share. Your stock option will vest over four years provided that you remain employed with the Company. The vesting schedule will be 25% (1,110,036) at the end of your first year of employment and the remaining 75% will vest monthly thereafter for the remaining 3 years (1/36th per month). Your option will be subject to the terms and conditions of the Plan, your option grant letter and all related documents evidencing such option. You will be eligible to receive additional future stock option grants and/or other equity arrangements as determined in the discretion of the Board of Directors.

Under separate cover you will receive a copy of the Alma Lasers Ltd. stock option plan.

Obligations:	You agree to the best of your ability and experience that you will at all times faithfully perform all of the duties and obligations required of and from you, consistent and commensurate with your position with the Company, pursuant to the terms hereof and to the reasonable satisfaction of the Board of Directors. Your duties and obligations shall be as set forth in the position description previously furnished to you. During the term of your employment relationship with the Company, you agree that you will devote all of your business time and attention to the business of the Company, that the Company will be entitled to all of the benefits and profits arising from or incident to your work services and advice, that you will not render commercial or professional services of any nature to any person or organization whether or not for compensation, without the prior written consent of the Board of Directors and that you will not directly or indirectly engage or participate in any business that is competitive in any manner with the business of the Company as currently conducted or proposed to be conducted, as a director, officer, advisor, employee, consultant or contractor or in any other capacity with respect to any such competitive business, or by making an investment in any such competitive business. Nothing in this letter agreement will prevent you from accepting speaking or presentation engagements in exchange for honoraria or, subject to the prior written consent of the Board of Directors from serving on boards of non-competitive organizations, or from owning no more than 1% of the outstanding equity securities of a corporation whose stock is listed on a national stock exchange or the NASDAQ National Market, provided that such activities do not materially interfere with your obligations to the Company as described above. You agree that you will comply with and be bound by the Company’s operating policies, procedures and practices from time to time in effect during the term of your employment relationship with the Company.

Acceleration:	In the event that there is a Change of Control (as defined below) of the Company, then the vesting of any stock options held by you at the time of such event shall automatically be accelerated by 100% of the number of shares subject to the option so that all such shares are vested and exercisable, immediately prior to the consummation of such Change of Control.

For purposes of this letter, “Change of Control” means (1) a sale of all or substantially all of the Company’s assets, or (2) any merger, consolidation or other business combination transaction of the Company with or into another corporation, entity or person, other than a transaction in which the holders of at least a majority of the shares of voting capital stock of the Company outstanding immediately prior to such transaction continue to hold (either by such shares remaining outstanding or by their being converted into shares of voting capital stock of the surviving entity) a majority of the total voting power represented by the shares of voting capital stock of the Company (or the surviving entity) outstanding immediately after such transaction other than any transaction involving the issuance of any newly issued equity securities solely for cash. An initial public offering by Alma Lasers Ltd. does not constitute a Change of Control.

Benefits:	During your employment, you will be fully eligible for all benefits and perquisites offered by the Company to senior executives of the Company from time to time, subject to plan terms and generally applicable Company policies, including, but not limited to benefits and severance arrangements pursuant to a Change of Control event.

Subject to change, the Company currently plans to include major group medical, life insurance and other benefit programs. A full description of these benefits is being sent to you under separate cover.

Vacation Time:	In addition to the Company’s annual holiday schedule, your vacation allowance will be 4 weeks.

Location	As you know, we will operate the enterprise from the Buffalo Grove, Illinois area. Periodic trips to Company locations to include Israel will be necessary. You will be reimbursed for normal and customary business travel in this regard.

Termination:	Your employment will continue until terminated by you or the Company in accordance with the following:
(a)	Without Cause Termination. If your employment with the Company is terminated by the Company without Cause; provided you sign a general release of claims with respect to the Company or its successor; and you adhere to the Company’s Employment Proprietary Information and Inventions Agreement (the “Inventions Agreement Company Non Compete and Non Solicitation Agreement); the obligations of the Company to you will be as follows:
(i)	Severance Payment. You will be awarded nine months salary continuation. If your employment terminates as a result of your death or Disability (defined as a physical or mental impairment which renders you unable to fulfill all of the essential functions of your job for 180 consecutive days in any calendar year), such termination shall be considered a termination without cause under this Agreement. In the event of a Disability, the payments due to you by the Company during the Severance Period will be reduced by any payments made to you during the Severance Period under any Company-paid disability insurance policy.

(ii)	Benefits. During the Severance Period, the Company will treat you as an employee with regard to continued health insurance coverage for you and your eligible dependents. After the conclusion of the Severance Period, you and your eligible dependents will be eligible for continued health insurance coverage to the extent provided under the Consolidated Omnibus Budget Reconciliation Act (“COBRA”).

(iii)	Options. Stock options will cease vesting upon the date of Termination. According to the Plan, you will have 90 days in which to exercise your vested options. The Company will then have the option to purchase these shares at fair market value as determined by the Board of Directors.

(iv)	Bonus. For the year in which termination occurs, you will receive a prorated annual bonus. The pro-rated bonus will be computed based on your actual achievement of Company-designated milestones as of the date of termination and will vary depending on the bonus level set for Company executives generally by the Board of Directors. The bonus will be payable at the same time that bonuses are paid to other senior executives of the Company.

(b)	For Cause Termination. If your employment with the Company is terminated by the Company for Cause, the obligations of the Company to you will be as follows:
(i)	Compensation. You will be entitled to receive your base salary through the date of termination, including any accrued vacation to that date.

(ii)	Benefits. Your entitlement to benefits will cease, except as otherwise required by the Company’s ERISA plans or by COBRA or any similar law or regulation then in effect.

(iii)	Options. All options, vested and unvested, will be cancelled, according to the Plan.
(c)	Accrued Obligations. Notwithstanding the foregoing, upon your termination from employment with the Company, you shall receive prompt payment of the following Accrued Obligations: (i) accrued and unpaid base salary to your date of termination, (ii) accrued but unpaid annual bonus for the calendar year prior to the calendar year during which termination occurs (except in the event of a termination by the Company for Cause), (iii) accrued but unpaid vacation, (iv) accrued but unpaid business expenses, (v) vested benefits and benefit continuation/conversion rights, to the extent permitted under the Company’s employee retirement and welfare benefit plans.

(d)	Definitions. For purposes of this agreement, the following terms shall have the following definitions:
(i)	“Cause” shall mean: (i) your commission of any act constituting financial dishonesty against the Company (which act would be chargeable as a crime under applicable law); (ii) your engaging in any other act of dishonesty, fraud, intentional misrepresentation, moral turpitude, illegality or harassment which, as determined in good faith by the Board, would: (a) materially adversely affect the business or the reputation of the Company with its current or prospective customers, suppliers, lenders and/or other third parties with whom the Company does or might do business; or (b) expose the Company to a risk of civil or criminal legal damages, liabilities or penalties; (iii) the repeated failure by you to follow the lawful directives of the Chief Executive Officer of the Company or the Board of Directors; or (iv) any material misconduct, violation of the Company’s policies, or willful and deliberate non-performance of duty by you in connection with the business affairs of the Company.

Non-Competition/
Non Solicitation:	During the terms of your employment and for a period of nine (9) months thereafter, you will not, directly or indirectly, for your own account or as an employee, officer, director, partner, joint venture, shareholder, investor, consultant or otherwise (except as an investor in a corporation who stock is publicly traded and in which you hold less than five percent (5) of the outstanding shares) and without the prior written consent of the Company, interest yourself in or engage in any business or enterprise, anywhere in the world, that directly competes with the business of the Company and/or its affiliates, that exists now or in the future, or is based on similar technology to the technology that was developed by the Company and/or its affiliates.

During the term of your employment and for a period of nine (9) months thereafter, you shall not employ, directly or indirectly, an individual employed by the Company and/or its affiliates during the six-month period which preceded such date of termination.

Other:	You will abide by all Company policies and rules, especially its policy that prohibits any new employee from using or bringing with them from any prior employer or any other person or entity any confidential information, trade secrets or proprietary materials or processes of that employer or other person or entity.

Your employment at the Company is “At Will,” meaning it is not for a specific term and can be terminated by you or by the Company at any time for any reason, with or without cause. If your employment terminates for any reason, you shall not be entitled to any payments, benefits, damages award or compensation other than as expressly provided in the sections entitled “Acceleration” and “Termination” set forth above.

This offer is contingent upon your executing the Company’s Employment Proprietary Information and Inventions Agreement (the “Inventions Agreement”), which agreement contains both non-competition and non-solicitation provisions, and providing the Company with the legally required proof of identity and authorization to work in the United States.

This offer is contingent on completion of a standard background check.

You hereby acknowledge that you are not a party to any agreement that in any way prohibits or imposes any restrictions on your employment with the Company, and your acceptance hereof will not breach any agreement to which you are a party.

Any dispute arising hereunder or arising out of your employment or other relations with the Company will be subject to binding arbitration by a single arbitrator in Chicago, Illinois under the auspices of the American Arbitration Association’s Commercial Arbitration Rules. This agreement shall be governed, construed and enforced in accordance with the laws of the State of Delaware without regard for the principles of conflict law. Once signed by you, this letter will become a legally binding contract. It will constitute our complete agreement, and will supersede all prior agreements, promises, and discussion. This agreement may only be amended or modified in a subsequent written document signed by a duly authorized representative of the Company’s Board of Directors.

The Company shall indemnify you in accordance with any indemnification rights to which you are entitled under the Company’s Certificate of Incorporation and Bylaws, to the extent required by law, and to the limit of and to the extent allowed by the Company’s Directors and Officers liability insurance coverage.

Tom, we truly feel that we have an exciting opportunity ahead of us and we look forward to working together to make Alma Lasers Ltd. an even more successful company. I hope you will look favorably upon this offer and reply with your written acceptance. If, after reviewing this information, you have any questions, please do not hesitate to call.

Sincerely,

/s/ Howard V. Kelly

Howard V. Kelly
Chief Executive Officer, Alma Lasers Ltd.

Foregoing terms and conditions hereby accepted:

Signed:	/s/ Thomas J. Hannon Thomas J. Hannon	Date: 1/24/07